UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-15850

ANSELL LIMITED

(Exact name of Registrant as specified in its charter)

Victoria, Australia

(Jurisdiction of incorporation or organization)

Level 3, 678 Victoria Street, Richmond, Victoria, 3121, Australia

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Item 1.	Exchange Act Reporting History

A. Ansell Limited (“we” or the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on May 8, 1987, by virtue of the registration under the Exchange Act of ordinary shares by Pacific Dunlop Limited. Pacific Dunlop Limited changed its name to Ansell Limited in 2002.

B. We have submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding rules of the Securities and Exchange Commission (the “Commission”) for the 12 months preceding the filing of this Form 15F. In addition, we have filed annual reports on Form 20-F each year beginning with 1987.

Item 2.	Recent United States Market Activity

On December 14, 2006, we filed a registration statement on Form S-8 in connection with the Company’s Long-Term Incentive Plan. We filed a post-effective amendment to terminate the registration of our ordinary shares remaining unsold thereunder on June 5, 2007.

Prior to the Form S-8, our securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), under a registration statement on Form F-3 filed with the Commission on February 10, 1997. This registration statement related to the offering of American Depositary Shares, each representing four ordinary shares of Pacific Dunlop Limited, in the United States.

Item 3.	Foreign Listing and Primary Trading Market

A. Our ordinary shares are listed for trading on the Australian Stock Exchange Limited (the “ASX”). We have determined that the ASX constitutes the primary trading market for our ordinary shares based on the information set forth in Paragraph C. below.

B. Our ordinary shares were initially listed for trading on the ASX on August 16, 1920. We have maintained a listing of our ordinary shares on the ASX for at least the 12 months preceding the filing of this Form 15-F.

C. For the 12-month period beginning on May 1, 2006 and ending on April 30, 2007, the average daily trading volume of on-exchange transactions in our ordinary shares through the ASX was 793,564 ordinary shares. For the same period, the worldwide average daily trading volume was 799,324 ordinary shares (including both on-exchange and off-exchange transactions). Therefore, for such period, approximately 99.28 % of the trading of our ordinary shares took place in, on or through the facilities of the ASX. All trades in our ordinary shares are processed through our share registry, Computershare Investor Services Pty. Limited (“Computershare”). All off-exchange transactions must, on a daily basis, be submitted to CHESS, the ASX electronic trading system. Those off-exchange transactions are recorded on the day on which they are submitted to CHESS. Based on these facts and this procedure, in determining our average daily trading volume, we have relied on daily trading volume information supplied to us by Computershare.

We voluntary de-listed from the NASDAQ National Market and terminated our American Depositary Receipt (“ADR”) program, effective June 5, 2006. Since then, our ordinary shares have not been listed for trading on any exchange other than the ASX.

The trading volume data used in the calculation in this Item 3 are included in tabular form attached as Exhibit 10.1 to this Form 15F.

Item 4.	Comparative Trading Volume Data

A. For purposes of the calculations set forth in this Item 4, we use the recent 12-month period beginning on May 1, 2006 and ending on April 30, 2007.

B. The average daily trading volume of our ordinary shares in the United States for the 12-month period beginning on May 1, 2006 and ending on April 30, 2007 was 5,759 ordinary shares (including ADRs and over-the-counter). The average daily trading volume of our ordinary shares worldwide during the same period was 799,324 ordinary shares.

The trading volume data used to calculate the average trading volume data in this Paragraph B are included in tabular form attached as Exhibit 10.2 to this Form 15F.

C. For the 12-month period beginning on May 1, 2006 and ending on April 30, 2007, the average daily trading volume of our ordinary shares in the United States (including ADRs and over-the-counter) was 0.72 percent of the average daily trading volume of the ordinary shares worldwide.

The trading volume data used to calculate the percentage set forth in this Paragraph C are included in tabular form attached as Exhibit 10.2 to this Form 15F.

D. Not applicable.

E. We voluntarily delisted our ADRs from the NASDAQ National Market and terminated our ADR program, effective as of June 5, 2006. Each ADR represented four ordinary shares. The average daily trading volume of ordinary shares in the United States (including ADRs and over-the-counter) for the 12-month period beginning on June 6, 2005 and ending on June 5, 2006, was 1.85 percent of the average daily trading volume of our ordinary shares worldwide.

The trading volume data used to calculate the percentage set forth in this Paragraph E are included in tabular form attached as Exhibit 10.3 to this Form 15F.

F. We determined the average daily trading volume in the United States based on information provided to us by JP Morgan Chase Bank, N.A., which acted as depositary for the ADR Program. Our calculations reflect that each ADR represented four of our ordinary shares. As described above under “Item 3. Foreign Listing and Primary Trading Market,” the worldwide average daily trading volume included in our calculation is based on information supplied to us by Computershare.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. On June 4, 2007, we published the notice, required by Rule 12h-6(h), disclosing our intent to terminate our duty to file reports under section 13(a) or 15(d) of the Exchange Act.

B. We issued the notice described in Paragraph A. in the form of a press release in the United States, transmitted by Business Wire. A copy of this press release is attached as Exhibit 10.4 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

We will post to our web site, www.ansell.com, all information required under Rule 12g3-2(b)(1)(iii), including all information that we have made or are required to make public pursuant to Australian law, have filed or are required to file with the ASX, or have distributed or are required to distribute to our securityholders, in each case promptly after such information is made or required to be made public.

PART III

Item 10.	Exhibits

10.1	Australian Stock Exchange Limited and worldwide comparative trading volume data for the 12-month period ended April 30, 2007.

10.2	United States and worldwide comparative trading volume data for the 12-month period ended April 30, 2007.

10.3	NASDAQ National Market and worldwide comparative trading volume data for the 12-month period ended June 5, 2006.

10.4	Press release dated June 4, 2007.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Exchange Act Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Ansell Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Ansell Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ANSELL LIMITED

By:	/s/ Rustom Jilla
Name:	Rustom Jilla
Title:	Senior Vice President and Chief Financial Officer

Date: June 5, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Australian Stock Exchange Limited and worldwide comparative trading volume data for the 12-month period ended April 30, 2007.

10.2	United States and worldwide comparative trading volume data for the 12-month period ended April 30, 2007.

10.3	NASDAQ National Market and worldwide comparative trading volume data for the 12-month period ended June 5, 2006.

10.4	Press release dated June 4, 2007.